Exhibit 99.1
April 15, 2005
Dear Goldcorp Shareholders:
      In February, Rob McEwen became the non-executive Chairman of Goldcorp after being Chairman and CEO for the past 18 years. Under his leadership Red Lake Mine became one of the richest, most successful gold mines in the world today.
      At the same time, I was appointed Chief Executive Officer and a Director of Goldcorp. As the new President and CEO of Goldcorp, I would like to welcome all former Wheaton and former Goldcorp shareholders to the new and improved Goldcorp. I say improved as Goldcorp is now larger — over 1 million ounces in annual production, lower cost — less than $60 per ounce, and growing — 40% increase in production over the next three years. I am convinced the new Goldcorp will become the benchmark by which all gold companies are compared. I look forward to leading the combined Company to even greater heights and delivering a superior return on your investment.
      The new Goldcorp is now the lowest cost, million ounce gold producer in the world. We have over US$800 million in liquid assets, no debt, no hedging, an entrepreneurial management team and a tremendous growth pipeline.
      Through organic growth, Goldcorp’s production is expected to grow by 40% to 1.6 million ounces of gold in 2007. A portion of this growth will come from the Amapari project in Brazil, which is expected to start up in the third quarter of 2005. For 2006, production is forecast to be 185,000 ounces of gold at a cash cost of US$140 per ounce. The Los Filos project in Mexico, which will include the recently acquired Bermejal gold deposit, is projected to add a further 300,000 ounces of gold annually once in production.
      Goldcorp also plans to grow through acquisition, and the primary focus will be in the Americas. I believe we have the best people in the industry, with a proven track record in identifying and acquiring accretive producing and advance stage gold projects.
      The new board, management and employees are already working together to strengthen guidelines, policies and procedures, to ensure the long term viability of the Corporation and its operations, and to ensure that it is managed in the interests of the shareholders.
      This is an exciting time for Goldcorp. We have extraordinary assets in our mines and in our people. We have strength in our balance sheet and in our ability to generate cash flow. These key elements will enable Goldcorp to grow, build upon, and exceed past successes.
      I would like to thank all shareholders for their continuing support of Goldcorp and look forward to working with you in the year ahead.
Sincerely,
Ian Telfer
President & CEO, Goldcorp Inc.